

GigKloud®

Work. Anytime, Anywhere!™

Connecting Businesses with On-Demand Labor



PROBLEM

Fulfillment - Day Labor - Moving - Events

The biggest problem these industries face, is matching their
daily labor needs with their current business demand.

    

CURRENT SOLUTION

Temporary Staffing Agencies
take advantage of both employer & worker

- Agency dictates the hourly wage employers must pay
- Employers cannot choose which workers they prefer
- Initial on-boarding takes a week and requires contracts
- Workers only receive 60% of the wage the employer pays

OUR SOLUTION

GigKloud Provides Faster, More Efficient Service
we can deploy workers in as little as 2-hrs

- Employers set the hourly wage they're willing to pay
- Employers get to choose the workers they prefer
- On-boarding takes just minutes, with no hurdles
- Workers take home 88% of their wages

THE FUTURE



On-Demand Labor
Marketplace
Non-Skilled & Semi-Skilled
Workers In as Little as 2-Hrs

(Live Today)

Alumni Employee Management
Platform
Leverage Alumni Employees in
an on-demand capacity

(Q2 - 2021)



THE PRODUCT


GigKloud
Labor From The Cloud!
Become a Gig Worker
Sign Up / Sign In
We Provide Labor From the Cloud!
GigKloud offers on-demand labor that is cheaper, faster, and safer than the competition.
Cheaper
Faster
Safer
Risk Free
No Contracts
Accountability
Sign Up Now!


1:00
5.0
11
GIGS COMPLETED
Donte Benjamin
I'm Donte, an experienced and reliable gig worker in warehouse and manufacturing operations, and related industry. I've worked for bottling companies, construction and contracting, and fulfillment centers.
*CDL
*Forklift Operator
BADGES
GOV ID VERIFIED
Gov ID
Email
Phone
PAYMENT INFORMATION
ACH account
.... 7337 >
Gigs
Schedule
Finance
Account
1:01
Hello, Donte Benjamin!
FEED
APPLIED
Warehouse, Inc.
Start Time 09:00a 8h:0m
LABOR: WAREHOUSE
Posted 1 day ago
Brooklyn, NY
$19/Hr
03-Jun-2019
Corporate, Inc.
Start Time 09:00a 8h:0m
OFFICE: EXECUTIVE ASSISTANT
Posted 2 days ago
New York, NY
$26/Hr
06-Jun-2019
GigKloud, Inc.
Start Time 09:00a 8h:0m
SERVICE: BRAND AMBASSADOR
Posted 4 days ago
New York, NY
$17/Hr
11-Jun-2019
Gigs
Schedule
Finance
Account

Employer Interface

Worker Interface

THE MARKET

U.S. Temporary Labor is a $132 billion market

Alumni Employee Management Enterprise Platform

High skilled alumni employees returning to work in an on-demand capacity



$46B
Professional/
High Skill

$86B
General Labor

On-Demand Labor Marketplace

General Labor, Fulfillment, Warehousing, Contracting/Landscaping, Moving, Events

Staffing Industry Statistics – The American Staffing Association

TRACTION

GMV & Average Spend per Client

—— GMV
—— Avg Spend/Client





Cohort 1

Inconsistent Growth & Flat Customer Love in cohort 1 led us to gather user feedback and make changes to positively impact client retention and satisfaction

Cohort 2

80% Compounded Monthly Growth resulted from the direct implementation of user feedback, all done with $0 spend on marketing

TEAM







D. William Zero
Founder, CEO & CTO

Joseph Marchione
Co-Founder, CMO & Biz Dev

Diane Mulcahy
Strategic Advisor














GigKloud®
Work. Anytime, Anywhere!™